EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. (the "Company") 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE February 25, 2010

ITEM 3.	NEWS RELEASE Issued February 25, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced that it had entered into an underwriting agreement with a syndicate of underwriters relating to its previously announced public offering of 2,500,000 common shares at a price of US$22.90 per share (the “Offering Price”) for aggregate gross proceeds of US$57.3 million (the “Offering”).  The Company has also granted the underwriters an option to purchase up to 375,000 additional common shares at the Offering Price within 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. Dahlman Rose & Company, LLC and Nomura Securities International, Inc. are acting as joint book-running managers for the Offering, and CI Capital Markets Inc. is acting as underwriter for the Offering in Canada.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL

INSTRUMENT 51-102 Not Applicable.

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292

ITEM 9.	DATE OF REPORT DATED at Toronto, Ontario, this 26th day of February, 2010.

APPENDIX A
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Alternext US: SA	February 25, 2010

Seabridge Gold Inc. Announces Pricing of Offering

February 25, 2010 (Toronto, Ontario):  Seabridge Gold Inc. (NYSE Amex: SA) (TSX:SEA) ("Seabridge" or the "Company") is pleased to announce that it has entered into an underwriting agreement with a syndicate of underwriters relating to its previously announced public offering of 2,500,000 common shares at a price of US$22.90 per share (the “Offering Price”) for aggregate gross proceeds of US$57.3 million (the “Offering”).  The Company has also granted the underwriters an option to purchase up to 375,000 additional common shares at the Offering Price within 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes.  Dahlman Rose & Company, LLC and Nomura Securities International, Inc. are acting as joint book-running managers for the Offering, and CI Capital Markets Inc. is acting as underwriter for the Offering in Canada.

The Company intends to use the net proceeds of the Offering to fund the exploration and development of the Company’s mineral properties, notably the Courageous Lake Project, and for general corporate purposes.

Proceeds to the Company from the Offering, net of commissions and expenses, are expected to be approximately US$52.7 million (assuming the underwriters’ over-allotment option is not exercised). The closing of the Offering is expected to occur on or about March 3, 2010.  The Offering remains subject to the approval of the Toronto Stock Exchange.

A prospectus supplement to the Company's short form base shelf prospectus has been filed in connection with the Offering with the securities regulators in the Provinces of Ontario, Alberta and British Columbia, and a corresponding prospectus supplement to the Company's shelf registration statement has been filed with the U.S. Securities and Exchange Commission (the “SEC”).  A copy of the prospectus supplement and the accompanying base shelf prospectus may be obtained by accessing the SEC website at www.sec.gov, by accessing the website maintained by the Canadian securities regulatory authorities at www.sedar.com, or by contacting the underwriters, in the United States,

c/o Dahlman Rose & Company, LLC
Attn: Prospectus Dept.
142 West 57th Street, 18th Floor
New York, NY 10019
USA
Phone: 212-702-4521
Fax: 212-920-2952
E-mail: Prospectus@dahlmanrose.com

or

c/o Nomura Securities International, Inc.
Attn: John Sowinski
Two World Financial Center, Building B
New York, NY 10281
USA
E-mail: IBECMSyndicateNY@us.nomura.com

and in Canada,

c/o CI Capital Markets Inc.
Attn: Charles Pennock
181 Bay Street, Suite 900
PO Box 779, Toronto, ON, M5J 2T3
Canada

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement, the accompanying base shelf prospectus or the Company’s shelf registration statement.

About the Company:

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories.

Statements in this news release relating to the Offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions.  Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to satisfaction of the closing conditions to the Offering and the other risks and uncertainties described in the Company's prospectus supplement.  Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net